Exhibit 99.5

Earnings Call

Infosys Limited
Q4 FY23 Earnings Conference Call
April 13, 2023

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head, Investor Relations

ANALYSTS / INVESTORS

Yogesh Aggarwal

HSBC

Bryan Bergin

TD Cowen

Ankur Rudra

JPMorgan

Kawaljeet Saluja

Kotak

Pankaj Kapoor

CLSA

Abhishek Bhandari

Nomura

Ashwin Mehta

AMBIT Capital Private Limited

Gaurav Rateria

Morgan Stanley

Sudheer Guntupalli

Kotak Mahindra Asset Management

Surendra Goyal

Citigroup

Keith Bachman

BMO Capital

Abhishek Kumar

JM Financial

Ladies and gentlemen, good day and welcome to the Infosys Limited Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone.

After today's presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your telephone keypad. To withdraw your question, please press star then two. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks Inba. Hello, everyone, and welcome to Infosys financial results for Q4 and FY ‘23. Joining us here on this call is CEO and MD, Mr. Salil Parekh, CFO, Mr. Nilanjan Roy, and other members of the senior management team. We will start the call with some remarks on the performance of the company for the recently concluded quarter end year by Salil and Nilanjan, subsequent to which the call will be opened up for questions.

Please note that anything we say that refers to our outlook for the future is a forward-looking statement that must be read in conjunction with the risks that the company faces. A full statement explanation of these risks is available in our filing with the SEC, which can be found on www.sec.gov

I would now like to pass it on to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call and thank you for joining us.

For the full financial year 2023, we had a good performance with growth of 15.4% in constant currency. Our digital business grew 25.6%, now being 62.9% of our overall revenue and our core services grew as well at 1.9%.

We saw broad based growth across our business segments, with most in double digits. We had 26% growth in Europe and 12% in the US.

We had 95 large deals with a value of $9.8 bn for the year, with 40% net new. Our operating margin for the full year was at 21%. We generated free cash flow of $2.5 bn in the year. Our attrition has continued to decline in each of the quarters through the year.

We are leveraging generative AI capabilities for our clients and within the company. We have active projects with clients working with generative AI platforms to address specific areas within their business. We have trained opensource generative AI platforms on our internal software development library. We anticipate generative AI to provide more opportunities for work with our clients and to enable us to improve our productivity.

In Q4, we saw changes in the market environment. During the quarter, we saw unplanned project ramp downs in some of our clients and delays in decision making, which resulted in lower volumes. In addition, we had some one-time revenue impacts. While we saw some signs of stabilization in March, the environment remained uncertain. This led to a Q4 year-on-year growth of 8.8% in constant currency and quarter-on-quarter decline of 3.2%.

Our operating margin was at 21% for the quarter and we had $2.1 bn in large deals in the quarter. We generated $713 mn of free cash flow in the quarter.

Our pipeline of large deals is extremely strong. Several of these are mega deals and several of these opportunities are for cost and efficiency programs and for consolidation projects.

Some industries such as financial services (in Mortgages, Asset Management, Investment Banking), Telecom, Hi-Tech and Retail are more impacted, leading to uncertainty in spend and delays in decision making. The US geography is more impacted than Europe.

Keeping in mind the current environment, we have further expanded our internal efficiency and cost program to work on our pyramid, onsite ratio, automation, travel, subcontractor cost, office consolidation and on pricing. We anticipate this program will build a path to higher margins in the medium term.

We are committed to investing in our people in this period. We are committed to working with our clients as we deal with changes in the economic environment.

Based on our sustained momentum in financial year ‘23, a strong pipeline of opportunities, especially focused on cost, efficiency and consolidation, while also keeping in mind the uncertain environment, our revenue growth guidance for this financial year is 4% to 7% in constant currency. Operating margin guidance for this financial year is 20% to 22%. Thank you.

With that, let me hand it over to Nilanjan.

Nilanjan Roy

Thanks, Salil. Good evening, everyone. And thank you for joining this call.

FY ‘23 was a year of two halves, mirroring broader macroeconomic conditions. Growth was extremely strong in H1 with 20%, year-on-year constant currency which reduced to 11.2% in H2 due to the slowdown in verticals like telecom, high-tech, retail, and parts of financial services. Q4 came in slower than expected due to some specific client ramp-downs in discretionary spend and delayed client decision-making on new deals.

In addition, we had some one-off revenue impacts, including project cancellations, etc. Despite the above, we closed FY ‘23 with a strong 15.4% growth in constant currency, leading to continued market share gains.

Operating margins for Q4 and FY ‘23 were at 21% in line with our guidance. Free cash conversion to net profit for FY ‘23 was near 85%. FY ’23 EPS grew by 1.3% in dollar and 9.7% in rupee terms.

Client metrics were strong with the number of $50 mn clients increasing to 75, $100 mn client counts increasing to 40, and $200 mn client counts increasing to 15.

LTM voluntary attrition declined to 20.9%. Quarterly annualized attrition reduced by over 4% sequentially and is the lowest in the last nine quarters. This is also well below pre-pandemic levels.

Coming to Q4 performance, revenues grew by 8.8% year-on-year and declined by 3.2% sequentially in constant currency terms due to the reasons mentioned earlier.

Utilization declined to 80% on the back of softness in demand. We expect the utilization to improve gradually in the coming quarters as freshers starts getting deployed.

We will calibrate the hiring for FY’24 based on available pool of employees, growth expectations and attrition trends.

Q4 margins were at 21%, which is a decline of 50 basis points sequentially. Major components of sequential margin movements are

-	tailwinds of 50 basis points on cost optimization, including reduction in sub-con.
-	60 basis points benefit from reduction in PSCS, which is post sale customer support.

Offset by a headwind of about

-	70 basis points from a drop in utilization and
-	the balance 90 basis points with a combination of revenue one-timers as mentioned above, partly offset by other savings.

Q4 EPS grew by 0.2% in dollar terms and 9% in rupee terms on a year-on-year basis. Our balance sheets remained strong and debt-free.

Consolidated cash and equivalents stood at $3.8 bn at the end of the quarter. Free cash flow for the quarter was robust at $713 mn with a conversion of 95% to net profit.

Yield on cash balance was 6.66% in Q4.

The board has recommended a final dividend of ₹17.50 per share, which will result in a total dividend of ₹34 per share for FY ‘23 versus ₹31 per share for FY ‘22, an increase of 9.7% per share for the year. Including the final dividend and recently concluded buyback, we have returned 86% of FCF to shareholders over the last four years under our current capital allocation policy.

In Q4, we completed the open market share buyback of ₹9,300 crores, buying back 1.44% of shares at an average buyback price of ₹1539 versus a maximum buyback price of ₹1850.

ROE increased to 31.2% in FY ‘23 from 29.1% in FY ’22 as a result of higher payout to investors.

Coming to segment performance,

Large deal momentum continued, and we signed 17 large deals in Q4. TCV was $2.1 bn with 21% net new. Five large deals were in manufacturing, four in FS, three in CRL, two each in Life Sciences and Hi-Tech, and one in EURS.

Region-wise, this was split by ten in America and seven in Europe.

In FY ‘24, we signed 95 large deals with TCV of $9.8 bn with 40% net new.

Coming to vertical segment performance,

Financial services vertical was impacted by budgeting delays at the start of the year led by macroeconomic uncertainty coupled with softness in mortgages, asset management and investment banking. However, our strong pipeline and large deal-wins in areas like infra, production support, cybersecurity and business operations is helping in better visibility for FY ‘24. We have a very diverse portfolio of clients in the US and hence, exposure to multiple regional banks is less than 2% of our overall revenues. We do not anticipate any material impact on our operations as a result of recent news and regional banking segment.

In Retail, there is heightened focus on accelerating digital transformation to enable top line growth with rigor in ensuring budgets get spent on right programs to maximize ROI. While there is some pressure on discretionary tech spending, companies are prioritizing investments in key areas such as e-commerce platforms, supply chain management systems and customer engagement tools.

Manufacturing segment continues to see ramp-up of large deal wins and benefits of vendor consolidation. There is increased focus on digital spend, including opportunities on ER&D, 5G and industrial IoT. Increased energy prices and interest rates coupled with continuous supply chain disruptions is impacting spend on the run side of the business, especially in Europe.

Communications segment is witnessing increased opex pressures, cost cutting ramp-downs and delayed decision-making. Demand for ideas and solutions are moving from cost takeout to revenue growth side with heavy focus on customer success. Cloud and mobility remain top driver for 5G adoption. Overall pipeline remains strong, which gives us the confidence of growth opportunities in the coming quarters.

The positive momentum in energy utilities resources and services for FY '23 was supported by large deal wins. Our renewed strategy to re-pivot our offerings and developing integrated Energy as a Service solution and the focus on the journey to net-zero initiative has positioned us well ahead of competition. While we are seeing delays in kicking off discretionary spend projects, the cost takeout and vendor consolidation initiatives continue to pick momentum.

We expect our revenues to grow by 4% to 7% in constant currency terms in FY '24.

Our pipeline of large deals remains extremely strong with increased focus on cost takeout programs. Operating margin guidance stands at 20% to 22%. The margin guidance factors in growth assumptions for FY '24, impact of utilization, employee cost increases, further normalization of costs like travel, facilities, etc. We continue to focus on various cost optimization and efficiency improvement measures.

As we look beyond FY '24, we believe we have various levers to generate more efficiencies like improving utilization, reducing subcons, improving pyramid apart from growth acceleration and potential pricing increases, which will enable us to aspire for higher margins over time.

With that, we can open up the call for questions.

Moderator

Thank you very much. Ladies and gentlemen, we will now begin the question-and-answer session. Our first question is from the line of Yogesh Aggarwal from HSBC. Please go ahead.

Yogesh Aggarwal

Yes, hi, good evening, couple of questions. Firstly, while the quarter was weak, the guidance at the upper end still looks very solid when we just mathematically look at the sequential build up from here. So, is that 7% based on some macro pickup or is it what you see today 7% is possible? And related to that, Salil, in general, the demand and the growth picked up post-COVID. So are we back to pre-COVID growth rate of 5%, 6%, 7% or FY '24 is one-off? And we can see a pickup from FY '25. And then I have a follow-up, please.

Salil Parekh

Hi, Yogesh, this is Salil. I didn't catch the second one. I'll go with the first question, then you can just repeat the second one. On the guidance, what we have built it with today is, what we see with the deals we have sold and the ongoing work that we have and then put the range between 4% and 7%. There are different scenarios in which different things happen. We have widened the band to three points given the uncertainty in the environment. We also have a very strong large deal pipeline with some mega deals in the pipeline. Of course, these are always binary. But given the strength of the pipeline, we believe that there is, ways that we can achieve the high end of the band of guidance.

Yogesh Aggarwal

Got it. So, I was asking, the second question was 4% to 7% is almost going back to pre-COVID growth rate. So, is it like the new normal again or we can expect some pick up again from FY '25? That is one. And also, Salil, I wanted to ask you on the recent management exits. Just recently, you had two Presidents and COO. Now all three are not there for whatever reasons. So, has it impacted the business by any chance? And what is the new structure? Are you going to replace them or is it in, the new structure doesn't need Presidents and COO.

Salil Parekh

So, on the first one, as of course, we don't provide a view or a guidance beyond this financial year. Underlying the way we see the business, we see two growth drivers. And we are well positioned on both in terms of capabilities and track record. One is on digital transformation, comprising of cloud and other elements and one is on cost efficiency, automation and an additional element, which is on consolidation that comes in through that.

We see both of those drivers working. We have seen a reduction in the digital transformation work today. We see more in the cost and efficiency and consolidation play today. But going through and depending on where the client is, what the environment is, we feel comfortable for both of those drivers to work over time.

In terms of the structure, we have put in place a structure for the delivery organization, which is already rolled out. And in the next few weeks, we'll roll out the new structure for our FS team. So, we feel good with the leadership pool that we have within the company, who are moving up to take a broader role and a larger role, and that they will step up and deliver what we are driving to.

Yogesh Aggarwal

Very helpful. Thank you so much Salil.

Moderator

Thank you. Our next question is from the line of Bryan Bergin from TD Cowen.

Bryan Bergin

Hi. Good evening. Thank you. I wanted to ask on the growth outlook first. At the midpoint of your 4% to 7% range, can you give us a sense on how much of the backlog is already in hand versus having to go out and convert upon the pipeline to achieve that growth target? And does the amount that you have to sign in that pipeline to hit the target differ relative to prior years at this time?

Salil Parekh

Hi, this is Salil. Thanks for that. We don't have a specific number there that we share externally. What I can share is, we see through this past financial year, we have had a good, large deals booking, $9.8 bn with 40% net new and we see a set of very strong active relationships, some of them are expanding through the year through other work. And then we saw in Q4 during the quarter, some ramp downs. So, keeping those factors in mind, we have built the guidance of 4% to 7%. And we see that we have the ability to deliver on that guidance.

Bryan Bergin

Okay. And my follow-up is kind of on margins here. So, you've cited internal efficiency programs that you are going to progress upon, I think, pyramid, office consolidation and other items. Is there a stated target of cost reduction that you are expecting to achieve? So, a run rate of operating margin expansion? Just trying to get a sense of how you think about the structural margins of the business, assuming the efficiency initiatives you’ve cited?

Salil Parekh

So, there, we put together an internal plan with targets and, a road map for each of the subcategories that we outlined and a few others. And we have a view to drive that through the next period here in the coming quarters. We have not shared that target externally, but our view is to make sure that we put in place, execute on that programs in place and deliver to that in the medium term.

Bryan Bergin

Thank you.

Moderator

Thank you. Our next question is from the line of Ankur Rudra from JPMorgan. Please go ahead.

Ankur Rudra

Hello, Thank you. The first question is on, I just wanted to get a bit more color, if you can, on the reasons for the very sharpness on revenues and margins versus the guidance. Why did it surprise you? And how much of the demand environment has existed through the quarter or versus what probably came in the last 30 days? That is the first one.

Salil Parekh

So, what we saw there was during the quarter, as the quarter progressed, we saw some clients ramped downs on programs. And this was across different sectors- Telecom, Retail, Hi-Tech and parts of Financial Services- mortgages, investment banking, asset management. And that was something which were unplanned as we went through. And then additionally, we had some one-time impact, which we saw in the quarter as well.

Ankur Rudra

Would you be able to elaborate on the one-time impact, Salil?

Nilanjan Roy

Yes, so I think firstly, the majority of the decline is volume-led. The balance of the revenue is one-timers which is a combination of specific client issues including the impact of cancellations as well, which is just a top line impact, more and more over and above the volume impact. So that is the state of play, really for the quarter.

Ankur Rudra

Okay thank you. On the guidance, I just wanted to get a sense, looking at what happened in the quarter and the uncertainty in the environment, are you turning more conservative for the guidance setting process for FY24 both on the revenues and the margins versus what you may have done before? And also along with that, if you can share what is the visibility that you have at the moment for the full year versus what you may have had at the beginning of last year?

Salil Parekh

So there on the guidance, we took into account what we see typically as we close the year in March on what we have had in new large deals and overall new deals. And the ongoing work that we have across our client base. And that basically becomes the foundation of our guidance. Typically, again, as you know well, we don't have a detailed view of Q3 and Q4. So, we have more typically estimates from other years that we use. And that is the same approach we have used this year from what we see as we look out. And the same on margin we finished the year at 21%.Utilization in Q4 is low compared to what we want to target. We have a very strong efficiency and cost program but within that program we are very clear that from an employee perspective we will continue with our commitment with employees. And so, the utilization will go up through the quarters but in the medium term, we will get that impact back into the margin and that is how we build the ‘20 to ‘22 margin guidance.

Ankur Rudra

Understood. Just a last question on the leadership, I think this was attempted before, clearly there has been departures as you know/ acknowledge. And some of them have gone to competition, probably will drive hungrier peers going forward. Do you think you are losing muscle and increasing the roles and responsibilities at a more concentrated leadership team? At least I've seen this from the outside, at a time when the industry is facing a tougher period this year?

Salil Parekh

Sorry Ankur, I didn't follow you. You said, will we have concentrated leadership or?

Ankur Rudra

Yes, the concentrated leadership and basically more roles and responsibilities. As an example, on your door or Nilanjan's door versus having three other very senior leaders helping you with a wider leadership team.

Salil Parekh

Okay. What we have seen and what we know is within the company, there is a very strong set of leaders across different roles. On delivery, many of them have now stepped up. And clearly any role as you start to step up to delivery and leadership within a large company like Infosys becomes more concentrated. And that has been announced and rolled out and the same will happen with FS where we are rolling that out in the coming weeks. FS segment of course, is a large segment for us. So those will be concentrated in that sense. So we will have a leadership structure with a very strong responsibility for several of the senior leaders.

Ankur Rudra

Understood. Thank you and best of luck.

Moderator

Thank you, our next question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

Yes, hi. I have a couple of questions. The first question is on the guidance once again. Is it back ended or guidance that you've seen with growth through the course of the year? And related question to the guidance is that given the deterioration in the macro environment along with the huge miss in the 4Q, along with weak signings do you think you have been watchful in your guidance for FY ‘24? You know, has the process been tightened. Any thoughts on that would be welcome?

Salil Parekh

Hi, Kawal. This is Salil, on the revenue growth guidance, the thinking is really spread over the four quarters. I'm not sure I would say it is front or back but it is based on what we see in the large deals today. And also, in the pipeline that we have, where we do have some mega deals in the pipeline. So, that gives some weightage to the guidance given where those deals will come in the, later on in the year itself. The second one, sorry, Kawal was, are we more conservative? Is that the point?

Kawaljeet Saluja

No, has the process of guidance have been tightened, or rather the forecasting process has it been tightened given the magnitude of miss in your revenues in the quarter, which obviously would have shocked you as well. You know, have you basically built-in better cushion, greater cushion in your guidance for FY ‘24? Or is the process and the underlying assumptions the way it used to be historically?

Salil Parekh

So we have tried to put in place what is changing or changing and uncertain economic environment which where we saw some of these impacts. So, those factors have been taken in as we build this guidance.

Kawaljeet Saluja

Okay and the second question that I had is on profitability. You know every company would you know I mean want to operate at a certain base level of profitability. Now in Infosys’s case, this profitability has been drifting down and the profitability guidance is down to 20% to 22%, which is a new low. How should one think about the underlying operating assumptions behind these deal wins you know, and the process of bidding for large deals? And how does that tail in now with the underlying base of profitability aspirations and rather assumption that you have? So how should one think about structural profitability, if you may?

Nilanjan Roy

Hi, Kawal. Yes, so I think if you step back a bit into the last year and a half, I mean, basically the whole chasing of this demand side, three compensation hikes in 15 months, stretch salaries- all that in a way has made our structure bit inefficient. And in a way, part of that today is the reverse that you are sitting with 80% utilization whereas you want to be at much higher levels and the pyramid is not as efficient because you had to get talent from anywhere when the market was hot.

So, we have seen a lot of these sort of things during this period where we can identify these pockets sub-con rising to 11.5%. So, we were clear that we had to go behind getting the volumes in and we knew we had time to correct the margin structure. And therefore, that is fundamentally what we still believe in. Our guidance is just today at a midpoint at the end of the year at 21%. And we have enough flexibility guidance in this between 20% to 22% and in-a-way 21% is just a midpoint of that. To take care of firstly of course there may be some headwinds coming because of compensation, there could be something on travel. But at the same time you have levers of improving our utilization at 80%, really which is probably on the lowest I have seen. We have other opportunities of improving the pyramid, because the higher bench comes with a double whammy of course. One is you have the ideal cost of the bench and at the same time you have a very rich pyramid.

So the moment you start moving freshers into the pyramids, you get a double benefit of cost that, the idle cost goes away from the bench and your quality of the pyramid improves on the production side. So you are sitting on in fact two inefficiencies now. These are the levers we start using, pricing etc, still going on, maybe conversations, how we built in COLA (cost of living adjustments). So, our aspiration continues to be that we continue to look at improving margins from where we are. The guidance is just a reflection of the flexibility in this uncertain year and we have ended at 21% as you saw consistently during the last year as well.

Kawaljeet Saluja

Sorry to interrupt you Nilanjan there, see uncertainty might be there on revenue but on cost, there are only tailwinds and there are a number of tailwinds that you listed out and I presume that the labor market is also cooled off, so why bring down the lower end of the band actually?

Nilanjan Roy

Yes, so I think also some is that many some of these levers will take time to put in because it is a different situation of how much room you have to deploy levers when you are growing at 10% versus when you are going at 4% to 7%. So, for instance you have fresher, how fast can you deploy them, when you are growing at 4% is at a different pace versus what you were deploying at 7% versus what you were deploying at 10%.

So, all that will still weigh into the structure. It is not that you can immediately say, I'm going to overnight change my utilization from 80% to 85% or shift the onsite offshore because in a way a slower volume regime has that overhang on how fast can we deploy. But like I said, when we started, that we are sitting on these inefficiencies which are very visible to us. And we know we can deploy many of these levers which we have to continue to aspire for higher margin profiles.

Kawaljeet Saluja

Okay, got that. Thank you so much.

Moderator

Thank you. Our next question is from the line of Pankaj Kapoor from CLSA. Please go ahead.

Pankaj Kapoor

Thanks for the opportunity. Nilanjan just continuing on Kawaljeet's question around margins, two things. One, what kind of a time frame are you looking at for this year's wage hike? Are you sticking to first quarter? And what kind of a quantum are you expecting? What kind of a margin impact will you foresee of that? Will it be similar to last year, or do you think this could be lower this year?

Nilanjan Roy

Yes, so this will be continuously evaluated. We have built in, like I mentioned, into our guidance, the compensation. And we will take the decision during the year as we're looking at the market context, to competitive context, so no decision has been taken as yet.

Pankaj Kapoor

So the hike may not happen in the first quarter, is that what you are saying?

Nilanjan Roy

At this moment, no decision has been taken for the hike.

Pankaj Kapoor

Understood. And at the lower end of the guidance, are you keeping a buffer for some kind of a potential pricing pressure that might come in during the course of the year? Is that the headwind which you see as the major one, when you are guiding for a 20% margin?

Nilanjan Roy

No, I don't think, specifically on pricing. I think it is just that we are at 21% and the midpoint between 20% to 22%, just happens to be 21%. And like I said, there may be some headwinds and maybe some tailwinds. And of course the aspiration will continue to do better than our margins as well. So nothing specific like that in terms of pricing contingency or something.

Pankaj Kapoor

Okay. And Salil, if I look at the net new deal wins, probably this was the lowest since we had from the start of the pandemic. I mean, was this mainly due to clients delaying decisions on deal awards, towards the last 30 days? And are you building any conversion of this to get to that 7% at the upper end of the guidance?

Salil Parekh

So there, one of the things we have seen in the pipeline is a slowing in decision making. So, large deals are staying in the pipeline longer. Having said that, the net new or even the quantum of large deals as we discussed in the past, there is always volatility. These are only deals over $50 mn and not everything. It is not a full booking value. And so we have always seen that volatility in the past. We think, it is the large deal pipeline that we have today, which happens to be a very large pipeline and some mega deals in it. We have the ability to drive to our growth guidance as we run through the year.

Pankaj Kapoor

So just to clarify at an upper end of the guidance, we are expecting some of those mega deals to convert during the course of the year?

Salil Parekh

I would not be so specific in that to say what it is based on. We do have a large pipeline with mega deals and we anticipate that some of those will allow us to get to the higher band of the guidance.

Pankaj Kapoor

Understood. Thank you.

Moderator

Thank you. Our next question is from the line of Abhishek Bhandari from Nomura. Please go ahead.

Abhishek Bhandari

Thank you for the opportunity. Salil and Nilanjan, this quarter we had certain unanticipated external events that led us to miss our guidance of 16% to 16.5%. Specially, after we have upgraded at the end of Q3. Do you think you could have considered issuing a profit warning citing results from beyond your control? Because this time the miss seems to be fairly sudden and shocking in the fourth quarter?

Nilanjan Roy

No, I think when we see the full year, we said 16% and we are at 15.4%. And we said 21% margin, and we were at 21% as well. So, I am not sure what are you referencing to.

Abhishek Bhandari

Nilanjan where I was coming from, we had raised the band at the end of Q3. We signaled we possibly had better execution under control. Of course, things have changed there a macro situation beyond our control and there were some cancellations. So as a good practice.

Nilanjan Roy

This evolved during the quarter right. So the situation also has evolved during the quarter, it is not as if suddenly on one day, we wake up and suddenly see that the volumes are down. This is a situation during the quarter as well.

Abhishek Bhandari

Okay. The second question is, Salil, I think in the press conference, you mentioned M&A could be an opportunity, where some of the global companies could consider selling the captives. Do you foresee a meaningful deployment of capital for that particular purpose this year? Are there enough number of such captive conversations in your pipeline?

Salil Parekh

So, on M&A, I think we have, with a strong balance sheet, the ability to do something small or medium or large. Today we look at many opportunities. We will see how those fit in. There are various components to it, a strategic fit, valuations, which are much more reasonable today, cultural fit of those companies and the ability for us to integrate that in and so all of those we will keep in mind. And if it meets those points for us, we will look at those opportunities.

Abhishek Bhandari

Thank you, Salil. And all the best.

Moderator

Thank you. Our next question is from the line of Ashwin Mehta from AMBIT Capital Private Limited. Please go ahead.

Ashwin Mehta

Thanks for the opportunity. So Salil, what is the nature of this one-off client issue? And when this reverse out like we saw last year in the same quarter, where we took a client contract provision. Secondly, is it a single client or multiple client issue that we are talking about? And in which segment have you seen this client issue? And I have a follow-up.

Nilanjan Roy

Yes. So like I said earlier, this is a one-off client revenue issues and there are a number of clients. It is a mixture of clients, and some of it is a provision against them. Some may come back, some may not come back and some of it is also linked to cancellations. Because the revenue impact also beyond the volume impact of cancellations. Yes there is a mixture of clients there.

Ashwin Mehta

And the 10% decline that we have seen in US Telecom, is it related to this, these client issues because that appears to be a pretty steep decline?

Nilanjan Roy

10% decline in?

Ashwin Mehta

In the US telecom business of yours?

Nilanjan Roy

No, I don't think anything specific is coming out of these issues really.

Ashwin Mehta

Okay. And the last one is, if I look at your guidance it implies a 2.9% sequential growth over the next four quarters. The last we saw this ex of the COVID surge was in FY '16, so what drives such a high growth comfort for us in an uncertain environment?

Salil Parekh

Can you repeat please?

Ashwin Mehta

So the CQGR requirement for your top end of guidance is around 2.9% sequential every quarter. This is something that excluding of FY '22, we have seen last in FY '16. So in an uncertain demand environment, what drives such a high-growth comfort?

Salil Parekh

So, what we have seen with our guidance is we have some good large deals that we closed in the previous financial year. And we have a pipeline, several of them mega deals which gives us the opportunity to have those come into our mix and give us a flow through the year.

Ashwin Mehta

So would you say the sub $50 mn deal flow is where the traction is much stronger than what appears in the greater than $50 mn deal flow that we announce typically?

Salil Parekh

We don't have a view that we share typically on the non-large deals, but our large deals is one of the components that we use to build out the guidance.

Ashwin Mehta

Sure Salil, thanks a lot and all the best.

Moderator

Thank you. Our next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi, thanks for taking my question. So first is conversion of the order book to revenue. If I look at your fiscal '23, you entered the year with a net new deal win of roughly $3.8 bn, which generated incremental revenues of $1.9 bn. You are entering fiscal '24 with a net new deal wins of $3.9 bn, which is pretty similar to last year, but the guidance implies incremental revenues of $1 bn at the midpoint. Just trying to understand that what has changed that is driving significant downtick in the incremental revenue with a very similar net new deal wins in your book.

Nilanjan Roy

So, I think part of it is the net new wins and the phasing of that, right? And I think in FY '22, you would have seen them more throughout the year. And if you are seeing in FY '23, I think the last quarter, for instance somebody has also mentioned has been a weaker quarter because there is usually a four to six-month gap between that deal win right before it comes into revenue. So I think partly is the phasing, but the underlying is I think we have had strong deal wins on both sides and a percentage of net new. I think part of the answer is the way the net new has phased in during the year.

Gaurav Rateria

So, it is to do with the ACV growth being weaker than the TCV growth. Is that like a fair understanding?

Nilanjan Roy

Could be, could not be, also a timing of it, right? So I'm just saying that in the net new, like, for instance, in quarter 4, is about 21%. So that will reflect in FY '24 going forward initially. And then, of course, as new deals ramp up, that is a separate volume impact. But the phasing of the wins within that is also to be seen, where the net new has come.

Gaurav Rateria

All right. The second question is around the comment that you made around the stabilization that you have seen in March. So, is it fair to say that your guidance is assuming things are likely to improve sequentially from here on? And this is the worst? Or it is difficult to say that the worse is behind us?

Salil Parekh

At this stage we are not seeing any of those things. What we are saying is we saw some stabilization, but the environment is uncertain. So, we are watchful and agile. And one of the reasons we have expanded the growth guidance band to three percentage points is to take that into account.

Gaurav Rateria

Got it. Last question from me on the margins. So how much of the margin downtick is primarily a cost-led issue, which will rectify over a period of time? And how much it is kind of flexibility you have given to yourself to go after the deals, which may have a fundamental different contract profitability?

Nilanjan Roy

Like I said we explained how we have done the margin guidance. We ended at 21%. That is the midpoint of 20% to 22%. We have some headwinds. We have some tailwinds. And this margin allows us that flexibility as well. Of course, we continue to aspire to improve that.

Moderator

Thank you. We'll take a next question from the line of Sudheer Guntupalli from Kotak Mahindra Asset Management. Please go ahead.

Sudheer Guntupalli

Hi good evening, thanks for the opportunity. A couple of clarifications. Due to unplanned ramp-downs and cancellations, you said we have seen a sharp 3.2% fall in the revenue. However, margins fell just 50 basis points. And even based on the positioning of margins you gave, utilization and cancellation led impact isn't so much in proportion to 3.2% fall in revenue.

Logically, this decline of this magnitude should have entailed a much bigger margin impact, given the cost recalibration is difficult in the near term. So just curious, is there any sizable pass-through element which would have gotten rolled off, which would have also led to the revenue decline? Or is there any deferred cost component, which will come and hit us in the subsequent quarters?

Nilanjan Roy

As we went through the margin walk earlier, if you go back to our script, we have explained the four key elements. I think they are quite clear of how the margin has moved from 21.5% to 21%.

Sudheer Guntupalli

Sure. And the second part, the reason why I'm also asking about this pass-through component is the SVB scare and the sentiment overhang sort of unfolded from 10th March, post which there were 12 to 15 working days. And the revenue was almost 3.5% to 4% short of guidance or expectations, which means there is a $180 mn revenue swing. It looks quite a bit for 12 to 15 working days of invoicing, so again to put it conversely, is there a deferred revenue component, which can come in the subsequent quarters since you also mentioned somewhere about the provision reversal or one off?

Nilanjan Roy

No, I am not clear on your question really.

Sudheer Guntupalli

No. What I was asking was in general, the macro sentiment overhang unfolded in the last quarter?

Nilanjan Roy

No, I think if you say that whether all the shortfall of 3.5% has happened in the last, like month or something like that?

Sudheer Guntupalli

Yes. So, you are saying the 3.5% shortfall is evenly spread from the beginning of the quarter itself and not necessarily SVB etc.

Nilanjan Roy

Yes, of course the onetime is a different issue, but the majority of the drop in revenue is because of volume. And like Salil said, this was pretty much after 15th and we have actually seen March stabilizing. So it was in the initial half of the quarter.

Sudheer Guntupalli

Thanks.

Moderator

Thank you. Our next question is from the line of Surendra Goyal from Citigroup. Please go ahead.

Surendra Goyal

Hi good evening. So my first question was on the revenue guidance. Just wanted to confirm that the guidance is all organic in nature?

Salil Parekh

Yes, the guidance is all organic.

Surendra Goyal

And second question is on margins for Nilanjan. So, while I understand that your guidance is always annual. But how do you really think about medium-term margins, right? So the common question we have been getting from investors, given the direction of margins is can it be 18% a couple of years down the line. So, I know you can't quantify it, but just wanted to understand how you guys think about medium-term margins?

Nilanjan Roy

We have explained it earlier in the question to Kawal as well. If you have to step back and you see during this period of COVID, for us to go after in a very talent constrained environment, the impact on the cost structure of the company all across- per capita cost went up, with a combination of compensation stretches, pyramids got skewed, basically, fundamentally, you were going behind these large deals. We don’t have time to really optimize on all these levers, subcon at a record 11.3%. All these inefficiencies we saw, but like we have continuously said during that period that we knew that we had to go and grab that volume, and we would have enough time to subsequently as we start unwinding those inefficiencies and this is a cost optimization program we run throughout That is where we still think these inefficiency still exists across- utilization is a classic one, we're sitting today at 80%, as we mentioned and it is got a double whammy on cost, like I mentioned earlier. So, these are things we will continue to target on and aspire to improve our margins, and 20% to 22% really gives us that flexibility and 21% just happens to be the midpoint where we ended the year.

Surendra Goyal

Sure, I get the annual guidance. My question was more medium-term because in good demand scenario, margins go down because of supply side issues and in bad demand scenario, possibly, they go down because of either pricing or whatever other reasons. So maybe, I'll just take it offline.

Moderator

Thank you. Our next question is from the line of Keith Bachman from BMO Capital.

Keith Bachman

Yes. I had two questions also. Could you talk about what the growth rate of the backlog in the pipeline was during the March quarter and how that differed during the December quarter? I'm just trying to understand the magnitude you called out volume was the major driver. But how did it impact the overall backdrop? And within that context, could you give us a sense of you called out there are several onetime events for customers. Could you give a quantification about what that was in the quarter?

Nilanjan Roy

We don't quantify that. But like I said, the majority has been because of volumes and the balance has been because of the one-timer across clients, some of them related to cancellation and other provisions.

Keith Bachman

Okay but you don't want to give a characterization of what those cancellations were a quantification of it?

Nilanjan Roy

No, I don't think anything else we have to add on this, Keith.

Keith Bachman

My second question then relates to pricing. And the previous question, I think, was trying to get at this. I'm not sure I understood the answer. But if you think about the guidance that you provided- on the one side, perhaps I would think that you give COLA benefits associated with your contracts, but a lot of your customers, frankly, are experiencing the same economic weakness you are and therefore, could negotiate can tougher pricing as we look out over the next 12 months. In other words, what price reductions because they're experiencing economic pain as well. So maybe just talk how are you thinking about like-for-like pricing as you look out over the next 12 months in terms of the forecast that you provided

Nilanjan Roy

If you see pricing in generic, and I won't say how much of the pricing element has been built in. So, this is a program we started about a year and half back. And it is a combination of two or three things. One is the renewal discounts, which clients come back when programs are ending. And basically, after productivity increases at the renewal stage, which we are just loosely calling discounts. That is something which we have really curved over the last few years, basically pushing back on the renewal because there are other ways we can get productivity as well. So that is something which has actually stemmed quite a lot. In fact, clients understand that we have to also provide for our own talent and in this hot talent market to compensate their teams. So that is something which we have learned appreciate as well. So that is one part of it.

Second, is the program, which we run on digital pricing where we're going after new digital deals and this is a combination of how we have changed our pricing model into linking it, for instance, the new early acquired subsidiaries which have higher pricing, it could be more broad-based pricing, outcome-based pricing. There are new innovative pricing construct, so that is second.

Third is simple hygiene work of having COLA clauses into our MSAs. And of course, how much you can execute and implement is a different question, but at least with that and deals going in, at least you have a starting point to negotiate with the client as well.

So it is all three we look at in terms of existing deals, new deals and renewals and of course, you have clients where we are able to push this through great levels, some clients ask for that to be ploughed back into the employee sets. Some clients, it depends on markets, of course, who are going through their own sort of concerns on their environment, it may be more difficult. And therefore, it is literally horses for courses in which we go literally client by client to see where we can get an improvement in the underlying RPP realization.

Keith Bachman

And so, what is the underlying assumption associated with the guidance for FY '24? And how is that different on what you've experienced

Nilanjan Roy

We don't break down our guidance into volume and price, if you want to call it that way, it is contracted into the overall guidance.

Keith Bachman

Yes, more just directional. Is it the same, better or worse, just kind of directional barometer?

Nilanjan Roy

Yes. We would expect pricing to improve, right? Now I can't give you a sense of versus last year, how much will this improve, but yes, we have pricing improvements built into our overall plan.

Keith Bachman

Okay fair enough many thanks.

Moderator

Thank you. Our next question is from the line of Abhishek Kumar from JM Financial. Please go ahead.

Abhishek Kumar

Hi, good evening and thanks for taking my question. You've seen some divergence in the client behavior that we have talked about versus what some of our larger peers have spoken about. One, we have seen march stabilizing while what we heard yesterday was march actually deteriorated?

And second, the discretionary spend for peers have actually got deferred and not canceled, while we have seen certain cancellation in the project. So in that context, just wanted to understand the nature of these projects which are being cancelled, are these discretionary or there are also vendor consolidation deals

Salil Parekh

What we shared was that some of the projects or programs were stopped in an unplanned way during the course of the quarter. These are not resulting from vendor consolidation. These are resulting from decisions that the clients have typically made on their spends given the environment that they are faced.

Abhishek Kumar

Okay, sure. Thank you and all the best.

Moderator

Thank you. Ladies and gentlemen, that was the last question for today. I now hand the conference over to the management for closing comments. Over to you, sir.

Salil Parekh

Thanks everyone for joining us. As we shared through the call, first, for the full year we had good growth, good margin, good cash collection. We saw during the quarter some situations which were new situations during the quarter with the changing environment. We have a strong guidance for next year of 4% to 7% of growth. We have a good guidance on margin. We have put in place even more emphasis on our cost and efficiency plan, which has many components at a detailed level, and we look to see that benefit come through over a multi-year period and aspire to higher margins.

And we have an extremely strong pipeline with large deals and some mega deals, especially on cost efficiency and automation. With that, we feel the business remains in a good position and we have the ability to work through different environments on digital transformation and on cost efficiency consolidation as the course of the year develops. So, we look forward to executing on that and connecting with you at the end of this Q1. Thank you.

Moderator

Thank you very much members of the management. Ladies and gentlemen on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.